UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   SWIRNOW, RICHARD ALAN
   c/o TARGET LOGISTICS. INC.
   112 EAST 25TH STREET
   BALTIMORE, MD  21218
   USA
2. Issuer Name and Ticker or Trading Symbol
   TARGET LOGISTICS. INC.
   TARG, TARGW
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   OCTOBER 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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COMMON STOCK               |10/29/|C   | |1,324,610         |A  |$.4125     |2,803,332          |I     |BY CORPORATION (1)         |
                           |99    |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |      |    | |                  |   |           |109,884.6          |I     |(2)                        |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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CLASS D 10% CUMULATIVE|$.4125  |10/29|C   | |54,640 (3) |D  |IMMED|     |COMMON STOCK|1,324,6|       |0           |   |            |
 CONVERTIBLE PREFERRED|        |/99  |    | |           |   |.    |     |            |10     |       |            |   |            |
 STOCK                |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) REPORTING PERSON IS AN INDIRECT 51.3% OWNER OF THE ENTITY WHICH OWNS THESE SHARES.
(2) REPORTING PERSON IS AN INDIRECT PARTIAL OWNER OF THE ENTITY THAT OWNS THESE SHARES.
(3) INCLUDES 3,340 SHARES ISSUED AS DIVIDENDS ON OUTSTANDING SHARES OF CLASS D 10% CUMULATIVE
PREFERRED
STOCK.
SIGNATURE OF REPORTING PERSON
/S/  RICHARD A. SWIRNOW
DATE
NOVEMBER 10, 1999